05010981

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 8 pages.

om LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Wednesday 24th August 2005

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	29th July 2005	Commitments Test Entity – Fourth Quarter Report
2	16th August	Market Update
3	17th August	Clarification of Market Update – 16 August 2005

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

Jane Onley
Commercial Manager

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN

11 091 192 871

Quarter ended ("current quarter")

30 June 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		124	144
1.2	Payments for	(a) staff costs	(367)	(1729)
		(b) advertising and marketing	(8)	(170)
		(c) research and development	(94)	(444)
		(d) leased assets	(2)	(7)
		(e) other working capital	-	-
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		39	185
1.5	Interest and other costs of finance paid		(1)	(11)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)			
	(a) legal costs		(57)	(175)
	(b) travel expenses		(65)	(289)
	(c) listing and share registry		(4)	(78)
	(d) manufacturing expenses		(49)	(299)
	(e) insurance		(30)	(108)
	(f) property costs including rent		(16)	(66)
	(g) payment to customer		-	(200)
	(h) other		(103)	(98)
	Net operating cash flows		(633)	(3,345)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(633)**	**(3,345)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(3)	(194)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(3)	(194)
1.14	**Total operating and investing cash flows**	(636)	(3,539)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		-
1.16	Proceeds from sale of forfeited shares		-
1.17	Proceeds from borrowings		-
1.18	Repayment of borrowings	(2)	(11)
1.19	Dividends paid		-
1.20	Other (provide details if material)		-
	Net financing cash flows	(2)	(11)
	Net increase (decrease) in cash held	(638)	(3,550)
1.21	Cash at beginning of quarter/year to date	2,719	5,631
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2,081	2,081

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	93
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Comprises directors fees, salaries to executive directors, superannuation and consulting fees paid to a director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not Applicable

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Not Applicable

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	63	63
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	186	112
4.2 Deposits at call	1,895	2,607
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	2,081	2,719

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Not Applicable	Not Applicable
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Print name: DONALD CHARLES MACKENZIE

Date: 29 July 2005
Company Secretary

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

16 August 2005

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

Dear Sir

CONTINUOUS DISCLOSURE

The company last issued a market update on 4 July 2005. OMI now wishes to advise that it has received, from the United States Patent & Trade Mark Office, final granting of a patent for a single use syringe.

This patent relates to the OMI Retractable Safety Syringe for which a patent application was filed in the United States of America on 2 August 2002.

Further OMI has sought and received an opinion by an Australian Patent Attorney that the OMI retractable safety syringe does not infringe on the patents of our US competitor. As previously advised the Board has instructed management to obtain two additional opinions from US Patent Attorneys as part of OMI's strategy to enter the US syringe market.

Ian Fraser
Chairman

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

OMI LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

17 August 2005

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

It has been bought to the attention of the Board of OMI that the words used in our notice to the ASX dated 16 August to describe that a patent had been granted may not be factually correct.

To clarify the situation OMI advises that it has received a NOTICE OF ALLOWANCE from the United States Patent and Trademarks Office. This Notice of Allowance states " the application identified above has been examined and is allowed for issuance as a patent". The application refers to OMI's application for a patent for a single use syringe.

The Notice of Allowance requires that OMI pay a fee of US$1,000 - UPON RECEIPT OF THIS FEE THE PATENT WILL BE GRANTED. The USA Attorneys of OMI have been contacted today by an OMI Director and they confirm that the patent will be granted upon payment of the fee. It could take up to 3 – 6 months for this process to be completed.

OMI confirms that instructions have been given to the US Patent Attorney to pay the fee.

Ian Fraser
Chairman